UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM  6-K REPORT

Financial Condition and Results of Operations

On December 29, 2023, Medirom Healthcare Technologies Inc. (the “Company”) released its interim report, including the related unaudited and unreviewed condensed consolidated financial statements of the Company, for the six months ended June 30, 2023 (the “Interim Report”).

The Interim Report and accompanying condensed consolidated interim financial statements are unreviewed and unaudited, and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Accordingly, these unaudited and unreviewed financial statements do not include all disclosures required by U.S. GAAP for interim financial statements.

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-274833) of the Company, and in each instance the related prospectuses, as such registration statement and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim report of the Company for the six months ended June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM Healthcare Technologies Inc.

Date: December 29, 2023:	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer